September 22, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mara L. Ransom, Esq. Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628

Re:                             Innovative Micro Technology, Inc.
Schedule 14C Filed on August 4, 2006
File No. 0001-06635 (the “Information Statement”)

Schedule 13E-3 filed on August 4, 2006
File No. 005-00002-70 (the “Schedule 13E-3”)

Dear Ms. Ransom:

On behalf of Innovative Micro Technology, Inc. (the “Company”), we hereby transmit for filing Amendment No. 1 to the Transaction Statement on Schedule 13E-3 (the “Amended Schedule 13E-3”) and Amendment No. 1 to the Information Statement on Schedule 14C (the “Amended Information Statement”).  We are also forwarding to you via Federal Express courtesy copies of this letter and the above-referenced amendments.  The Amended Information Statement is marked to show referenced changes and additions.

The staff of the Securities and Exchange Commission (the “Staff”) issued a comment letter, dated August 31, 2006, in respect of the Schedule 13E-3 and the Information Statement.  The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For ease of reference, the comments have been reproduced below in bold face and the responses have been set forth immediately below.  Please note that the page number references in your comments may not refer to the same page number(s) in the applicable amendments.  The page number references in our responses refer to the page number(s) in the marked courtesy copy of the Amended Information Statement.

Capitalized terms used, but not defined, in this letter shall have the meanings given to them in the applicable amendments.

Schedule 13E-3

Item 2.  Subject Company Information

1.                                      You mention that there is “no established trading market for the Common Stock, and no such market has existed for the past two years (except for limited or sporadic quotations).” Are the limited or sporadic quotations you are referring to the trading on the Pink Sheets that has recently occurred?  If not, please disclose these quotations in your Information Statement and advise readers as to how you have been made aware of them.

Response to Comment 1:

The Company advises you that the limited and sporadic quotations it is referring to is the trading on the Pink Sheets that occurred on July 14, 2006 at $0.35 per share for 900 shares. However, subsequent to the filing of the Information Statement the Pink Sheets website (www.pinksheets.com) indicated that a few additional instances of trading in the Company’s Common Stock had occurred after the filing of the Information Statement as follows: on September 6, 2006 at $2.25 per share for 500 shares; on September 12, 2006, at $2.50 per share for 500 shares; and on September 13, 2006 at $2.50 per share for 1,000 shares.  The Company has revised its disclosure in the Amended Schedule 13E-3 under Item 2 to cross-reference the relevant section of the Amended Information Statement, and has revised its disclosure in the Amended Information Statement accordingly (pages 13, 16 and 67).

2.                                      It appears that you include some of the disclosure required by Schedule 13E-3 in the Schedule 13E-3 itself and not in the information statement that will be disseminated to security holders.  See, for example, the disclosure you have provided pursuant to Item 1003(c) of Regulation M-A.  We assume that you do not plan to disseminate the Schedule 13E-3 to security holders.  If this is the case, please ensure that all of the disclosure required to be disseminated to security holders appears in the information statement.  Refer to Rule 13e-3(e)(1).  In this regard, please be aware that you may satisfy your disclosure obligation under Schedule 13E-3 by incorporating by reference into that schedule all of the disclosure that you include in the information statement.  Refer to General Instruction F to Schedule 13E-3.

Response to Comment 2:

The Company has revised the Information Statement to include all the disclosure required by Schedule 13E-3 in the Amended Information Statement (pages 6 to 8).  The Company has revised the Schedule 13E-3 to delete such information and to reflect the appropriate cross-references to such information in the Amended Information Statement, which is incorporated by reference.

Item 13.  Financial Statements

3.                                      We note that you have incorporated by reference information from your information statement which, in turn, incorporates by reference your annual report on Form 10-KSB for the year ended October 1, 2005 and the quarterly reports on Form 10-QSB for the periods ended April 1, 2006 and December 31 2005.  We presume that you intended to incorporate this information in order to satisfy the requirement that you provide historical financial information pursuant to Item 1010(a) of Regulation M-A.  If so, please revise your Schedule 13E-3 to specifically incorporate this information by reference as an exhibit to the Schedule pursuant to General Instruction F of Schedule 13E-3, as Schedule 13E-3 does not accommodate the ability to incorporate information that has been incorporated by reference.

Response to Comment 3:

The Company has included its financial statements in the Amended Information Statement (pages 51 to 64) in accordance with Item 1010(a) of Regulation M-A.  The Company has deleted the reference to the other sections of the Company’s Form 10-KSB and Form 10-QSB in the Amended Information Statement (page 51).

Item 16.  Material to be Filed as Exhibits

4.                                      Please note that each and every report, opinion, consultation, proposal, or presentation, whether oral or written, received by any filing person, their affiliates or representatives constitutes a report within the meaning of Item 1015 of Regulation M-A, as required by Item 9 of Schedule 13E-3 and must be filed as an exhibit to the Schedule 13E-3 and summarized in the information statement.  We note, for example, your reference to the Robin Hill Business Park appraisal you obtained and provided to Imperial Capital.  Please disclose and file this appraisal as an exhibit or advise us as to why you believe that this report is not materially related to the going private transaction.

Response to Comment 4:

The Robin Hill Business Park appraisal was prepared by Cushman & Wakefield, Inc. (“C&W”) for Morgan Stanley in connection with a mortgage provided by Morgan Stanley to the Company.  The appraisal can only be filed with the prior written consent of C&W but C&W has refused to provide such consent.  As a result, the Company is unable to file the appraisal as an exhibit.  The Company has revised its disclosure at pages 40 to 41 of the Amended Information Statement to include a summary of the appraisal.

Information Statement

5.                                      On page 2, you indicate that the reverse split ratio was based on the Company’s determination of the amount that it was prepared to spend on cashing out fractional shares.  In an appropriate place in the information statement, disclose what this amount was and how it assisted you in arriving at the ratio you selected, with a view towards the fairness determination the Board arrived at with respect to the ratio utilized.

Response to Comment 5:

The Company did not have in advance, a fixed estimate of what it was prepared to spend to cash out the fractional shares.  The ratio was selected based on the desire to reduce the Company’s record stockholders to fewer than 300.  Based on the selected ratio, the Company estimated that it would pay approximately $283,000 to cash out the fractional shares.  This amount was acceptable to the Company, but the amount required to cash out the fractional shares was not one of the factors considered by the Board or the Special Committee in arriving at the ratio selected.  The Company has revised its disclosure in the Amended Information Statement to clarify the disclosure (pages 4, 48 and 51).

Summary of Terms of Reverse/Forward Stock Split, page 3

6.                                      In the first bullet point, you indicate that the Board, including all of the non-employee directors, authorized the Reverse Split.  Please revise your second bullet point to indicate whether the Board, including all of the non-employee directors (emphasis added), also found the Reverse/Forward Stock Split to be fair to all of your unaffiliated stockholders. Refer to Item 1014(e) of Regulation M-A.

Response to Comment 6:

The Company has revised the disclosure in the Amended Information Statement to indicate that the Board, including all of the non-employee directors had found the Reverse/Forward Stock Split to be fair to all of the Company’s unaffiliated stockholders (page 8).

7.                                      In the third bullet point, you indicate that certain stockholders approved the Reverse/Forward Stock Split.  Here or elsewhere in the disclosure document, please advise readers as to the vote necessary for approval for the Reverse/Forward Stock Split.  See Item 21 of Schedule 14A.  In addition, please supplementally advise us as to how you obtained stockholder approval, with a view towards explaining how you solicited the requisite consents and, considering it does not appear that you have filed a Schedule 14A with respect to your solicitation of these consents, why not.  Specifically, tell us who these stockholders are and what their relationship is to the company.

Response to Comment 7:

The vote necessary for approval for the Reverse/Forward Stock Split is presently disclosed under the caption “Description of the Reverse/Forward Stock Split - Vote Required” on page 45 of the Amended Information Statement.  In addition, the Company has revised its disclosure in the Amended Information Statement at pages 3 and 8 to disclose the required vote for approval of the Reverse/Forward Stock Split.  The Company advises you supplementally that the stockholders who provided the stockholder approval required are Investor AB, beneficial owner of 47.1% of the Company’s Series A-1 Preferred Stock (the “Preferred Stock”) and 27.8% of the Company’s Common Stock (on an as-converted basis), as of July 24, 2006 (the “Record Date”) (“AB”); BA Venture Partners VII, LLC, the beneficial owner of 35.3% of the Company’s Preferred Stock and 22.4% of the Company’s Common Stock (on an as-converted basis), as of the Record Date (“BA”); L-3 Communications Corporation, beneficial owner of 26.3% of our Common Stock as of the Record Date (“L-3”); and Miramar Ventures Partners, L.P., beneficial owner of 17.6% of the Company’s Preferred Stock and 12.6% of the Company’s Common Stock (on an as-converted basis), as of the Record Date (“Miramar”).  The beneficial ownership was calculated pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Stockholder approval was obtained through the efforts of Miramar who has board observer rights and therefore was aware of the Board’s deliberations.  The Company has been advised that Miramar solicited the consents solely from BA, AB and L-3 in reliance on the exemption of Rule 14a-2(b)(2) of the Exchange Act.  Miramar was a party that had originally suggested to the Company that it consider methods to effect a going private transaction.

Questions and answers about the reverse/forward stock split, page 5

“What are some of the advantages of the Reverse/Forward Stock Split?”

8.                                      You refer to the “overhead reduction” that you will be able to achieve as a result of the reverse stock split.  Please revise to elaborate upon what you mean by this.  Is this different from the costs you refer to in the first bullet point?

Response to Comment 8:

The Company believes that it will be able to achieve an overhead reduction as a result of the Reverse/Forward Stock Split because it will no longer need to incur certain expenses relating to printing and mailing stockholder documents, EDGAR filing fees and personnel time required for the public reports required under the Exchange Act or compliance with the Company’s obligations under the federal securities laws and the corporate governance requirements of the Sarbanes-Oxley Act of 2002 (“SOX”).  These costs are included within the expected cost savings of an estimated $125,000 before taxes annually referred to in the first bullet point.  In addition, the Company believes that it will save future costs, estimated at approximately $225,000 per annum, relating to the additional personnel it would have had to retain to handle the increased obligations as a result of Section 404 of SOX.  See the Company’s response under Comment 11 below.  In accordance with the Staff’s comment, the Company has revised its disclosure at pages 10 to 11 of the Amended Information Statement to elaborate on these costs.

“What are the  interests of directors-and executive officers in the Reverse/Forward Stock Split?”

9.                                      You mention here that your directors and officers, collectively, will increase their beneficial ownership of your Common Stock from approximately 3.9% to 4.0%.  Compare this disclosure to that which appears on page 34 and references different percentages.  Please revise to reconcile or clearly explain why these amounts are different if they are taking into account a different data.

Response to Comment 9:

The beneficial ownership of the Company’s directors and officers, collectively, will increase from approximately 4.4% to 4.5%.  The Company has revised its disclosure at pages 13 and 50 of the Amended Information Statement to correct and reconcile the numbers.

Special Factors, page 9

10.                               Consider whether it might be appropriate to move this discussion in front of your discussion regarding “Structure of the Reverse/Forward Stock Split.”  See Rule 13e-3(e)(1)(ii), which requires that the information required by Items 7, 8, and 9 of Schedule 13E-3 be prominently disclosed in a “Special Factors” section in the front of the disclosure document.

Response to Comment 10:

In accordance with the Staff’s comment, the Company has moved the discussion of “Special Factors” in front of “Structure of the Reverse/Forward Stock Split” in the Amended Information Statement, see pages 32 to 33.

Reasons for and Purposes of the Reverse/Forward Stock Split, page 9

11.                               In the second paragraph in this discussion, you indicate that the costs imposed on you as a result of continued registration are “significant…”  If possible, please revise to quantify your reference to “significant” and be specific in the reasons why you believe these costs will increase.  Further, elaborate briefly upon why the obligations required by the Sarbanes-Oxley Act are disproportionately more burdensome to you.

Response to Comment 11:

The  Company believes that the costs imposed on the Company as result of continued registration are “significant” based on the historical costs of operating as a public company, and the future costs it expects to incur if it continues to operate as a public company.  If it continues as a public company, the Company believes these costs will increase because it will have to comply with SOX, including with Section 404 of SOX, beginning in its fiscal year ended October 1, 2008.  The Company estimates that it will have to incur a one-time expense of approximately $150,000 to $400,000 for documentation and implementation of internal systems relating to preparation for compliance with Section 404, an additional one-time expense of approximately $200,000 to $300,000 for external auditor expenses, and an additional one-time expense of approximately $50,000 to $100,000 for consulting and legal fees.  In addition, the Company estimates that it will have to incur additional annual expenses going forward of $225,000, for the retention of additional personnel to handle the increased obligations as a result of Section 404, $25,000 for ongoing auditor expenses and $25,000 for consulting and legal fees associated with Section 404 compliance.  The Company believes that the obligations required by SOX are disproportionately more burdensome to the Company than other larger public companies due to its size, financial resources, human capital, small number and percentage of shares that are held by the public, absence of sustained interest from public investors and securities research analysts and inability to access the capital markets, compared to a larger public company.  Similarly, the expenses involved for compliance with SOX are a disproportionately larger percentage of the Company’s revenues, compared to that of a larger public company.  In accordance with the Staff’s comment, the Company has revised its disclosure at pages 15 and 17 of the Amended Information Statement.

12.                               You indicate that “the lack of an active trading market for [y]our Common Stock has also impaired your stockholders’ ability to sell their shares.”  Please revise your discussion to address to what extent the inability to take advantage of this benefit of being a public company was due to your lack of making a market for your securities, considering your Common Stock has not been listed or quoted since you emerged from bankruptcy.

Response to Comment 12:

Since the Company emerged from bankruptcy in 2001, and aside from the recent sporadic trading market on the Pink Sheets described in the Amended Information Statement, there has been no interest from market makers in making a market for the Company’s securities, as well as an absence of sustained interest from securities research analysts in covering the Company’s securities.  Due to these reasons, the Company did not pursue the option of listing its securities on a national securities exchange.  In accordance with the Staff’s comment, the Company has revised its disclosure at page 16 of the Amended Information Statement.

13.                               In addition to the increased reporting and compliance costs, disclose any other factors related to your operations, current business prospects and recent operating history that influenced the timing of the going private transaction.  Otherwise it is not clear why you chose now, as opposed to some other time, to go private.  See Item 1013 (c) of Regulation M-A.

Response to Comment 13:

With the impending deadline of compliance with Section 404 of SOX, the Company expects a significant one-time expense associated with documentation and implementation of internal systems, external auditor costs and consulting and legal fees, in advance of its phase-in date to ensure compliance with Section 404.  The Company also expects increasing annual expenses going forward, due to the addition of personnel and increased auditor expenses and consulting and legal fees, to ensure continuing compliance with Section 404 of SOX.  Although the Company’s operations, business prospects and recent operating history have not changed significantly over the past few years, due to the expected increase in expenses for compliance with Section 404, the Company felt that it was appropriate to go private at this time.  In accordance with the Staff’s comment, the Company has revised its disclosure at pages 12 and 17 of the Amended Information Statement.

14.                               Provide quantified information regarding the administrative costs of maintaining stockholders accounts for your holders of small accounts, as the chart you present on page 10 appears to reflect only reporting costs.  How will going private reduce this expense?

Response to Comment 14:

The Company estimates that the administrative costs (consisting of transfer agent expenses), of maintaining stockholder accounts for holders of small accounts is approximately $6,000 per annum.  These costs have already been included in the line item for Stockholder Expenses of $15,000 in the chart presented on page 16 of the Amended Information Statement.  Going private will reduce this expense since these accounts will be cashed out as a result of the Reverse/Forward Stock Split and the Company will have decreased transfer agent expenses from no longer being required to service holders with small positions in the Company’s shares.  The Company has revised its disclosure at page 17 of the Amended Information Statement to clarify that these administrative costs are included in the chart.

Strategic Alternatives Considered, page 11

15.                               Please provide the basis for the Board’s belief that it was unlikely that many holders of small numbers of shares would make the effort to tender their shares.

Response to Comment 15:

Approximately 31.3% of the Company’s stockholders hold fewer than 100 shares of the Company’s common stock, and approximately 80.2% of the Company’s stockholders hold fewer than 1,000 shares of the Company’s common stock.  These stockholders were former creditors of the Company who received shares of the Company’s common stock when the Company emerged from bankruptcy in 2001 pursuant to the Company’s Plan of Reorganization.  The Company believes these stockholders have historically been inactive and have not consistently voted their shares at nor attended meetings of stockholders.  For example, based on information provided by the Company’s transfer agent, U.S. Stock Transfer Corporation, for the 2006 annual meeting of stockholders, only 7.32% of the total stockholder accounts responded to the Company’s proxy solicitation for the 2006 annual meeting.  The Company has revised its disclosure in the Amended Information  Statement to clarify its belief (page 18).

16.                               Please revise to quantify the additional costs that would be associated with proceeding with a tender offer.  In this regard, on page 11, we note your indication that “the estimated transaction costs of completing a tender offer would be similar to or greater than the costs of the Reverse/Forward Stock Split transaction, and these costs could be significant...”

Response to Comment 16:

The Company estimates that the costs associated with a tender offer would be approximately $590,000, compared to the estimate of $533,000 to proceed with the Reverse/Forward Stock Split.  More significantly, the Company believes that it is not in the best interests of its stockholders to incur such an expense without reasonable assurances that a tender offer would result in the reduction of its record stockholders to fewer than 300, to enable the Company to achieve the resulting savings of going private.  In accordance with the Staff’s comment, the Company has revised its disclosure at page 20 of the Amended Information Statement.

17.                               We note that state law does not provide appraisal rights in connection with this transaction.  Discuss whether this was a factor in setting the structure of this going private transaction.  That is, how did the board consider the lack of appraisal rights in choosing the method by which to take the company private?  Would appraisal rights have been available had you chosen a different means?

Response to Comment 17:

The Special Committee determined that the cost and efficiency of the Reverse/Forward Stock Split, as well as the certainty which it would allow the Company to achieve its goal of deregistering its Common Stock made it the best alternative for going private.  The lack of appraisal rights was a consequence, but not a factor, of this decision.  The Company has revised its disclosure at page 21 of the Amended Information Statement to clarify.

Background of the Reverse/Forward Stock Split, page 12

18.                               In an appropriate place in this discussion, clarify the role that the Special Committee played.  Did they determine the consideration and ratio to be utilized in the reverse stock split to be fair or did they determine the fairness of the transaction as a whole?  We note your disclosure on page 7 of the “recommendation of the Special Committee to the Board regarding the fairness of the Reverse/Forward Split to [y]our stockholders.”  If the Special Committee determined the going private transaction, as a whole, to be fair to the unaffiliated stockholders or determined that the consideration and ratio are fair to the unaffiliated stockholders, please revise to include a discussion of the factors they considered in arriving at their determination.  Currently, your disclosure would appear to be limited to that of the Board’s fairness determination of the transaction.

Response to Comment 18:

The Special Committee was charged with the responsibility to evaluate the legal structure of a going private transaction that was in the best interests of the Company and its unaffiliated stockholders, and to determine a price that was fair from a financial point of view to those stockholders.  We have provided additional disclosure to clarify the role of the Special Committee on page 19 of the Amended Information Statement.

19.                               See the second paragraph under this discussion.  You refer to the members of the special committee as “independent.”  In an appropriate place in your disclosure document, tell us what you mean when you refer to “Independent,” considering you are not subject to any listing standards that would require a certain independence standard.

Response to Comment 19:

In accordance with the Staff’s comment, the Company has revised its disclosure at page 19 of the Amended Information Statement.

20.                               Disclose the “potential cost range” that you refer to on page 12.

Response to Comment 20:

The Company believes that the potential cost range of a going private transaction is approximately $450,000 to $650,000.  The Company has revised its disclosure at page 20 of the Amended Information Statement to provide the potential cost range, based on the Company’s estimates.

21.                               Disclose the resulting range of per share prices determined to be fair by Imperial Capital on May 8, 2006, if different from the range that was disclosed in their opinion rendered one month later.  If the amounts were different, explain why.

Response to Comment 21:

The range of per share prices determined by Imperial Capital on May 8, 2006 to be fair was $2.12 to $2.86.  The difference of this range to the range of $2.08 to $2.74 reached by Imperial Capital on June 8, 2006 was the result of Imperial Capital updating its analysis to include, as of a more recent date, the trading prices of the companies deemed by Imperial Capital to be comparable to the Company, which affected the range of per share prices resulting from Imperial Capital’s Market Approach — Multiple Analysis.  The Company has revised its disclosure at page 23 of the Amended Information Statement.

22.                               Elaborate upon how the Special Committee determined “that a price in the lower half of the range of prices recommended by Imperial Capital was fair.”  You briefly mention these factors but you do not elaborate upon what about these factors caused the Special Committee to make this determination.  For example, what aspect of the fact that a concentration of your revenue is being generated from a single customer assisted in the Special Committee’s determination?

Response to Comment 22:

In accordance with the Staff’s comment, the Company has revised its disclosure at page 22 of the Amended Information Statement.

23.                               Please also disclose the range of alternative ratios that were considered by the Special Committee on May 8th in order to effectuate the stock split.

Response to Comment 23:

In accordance with the Staff’s comment, the Company has revised its disclosure at page 22 of the Amended Information Statement.

24.                               How did the Special Committee determine the price of $2.15 per share to be appropriate?  You indicate that this was the recommendation made to the Board on June 13, 2006, however, there is no indication as to how this amount was arrived at, aside from it being within the range recommended by Imperial Capital.  Further, how was the stock split ratio determined (see related comment 5 above)?  Were any other ratios considered, especially since this ratio would reduce the number of stockholders well below the 300 threshold for deregistering?

Response to Comment 24:

Please see the revised disclosure at page 22 of the Amended Information Statement for the factors considered by the Special Committee in selecting a price within the range of prices deemed by Imperial Capital to be fair to the unaffiliated stockholders from a financial point of view.  The Special Committee believed that based on the factors discussed in the Amended Information Statement, a price at the lower end of the range identified by Imperial Capital would represent a fair price to the unaffiliated stockholders.  The stock split ratio was selected based on the desire to reduce the Company’s record stockholders to fewer than 300.  The Special Committee had discussed ratios that would result in 150, 200 and 300 record stockholders following the Reverse/Forward Stock Split.  The stock split ratio of 1,000 to 1 was selected because it would reduce the Company’s record holders to approximately 200, a number at which the Company could reasonably expect not to unintentionally increase to 300 or more its number of record stockholders.  Please see the revised disclosure at page 22 of the Amended Information Statement.

25.                               When did the Board make its fairness determination?

Response to Comment 25:

The Board made its fairness determination on June 13, 2006, after the Special Committee made its recommendation and the Board’s deliberations regarding the recommendation.  The Company has clarified its disclosure at page 24 of the Amended Information Statement.

Effects of the Reverse/Forward Stock Split, page 16

26.                               You indicate that stockholders holding shares in street name “who want to receive cash should instruct his, her or its nominee to transfer such stockholder’s shares into a record account in such stockholder’s name in a timely manner...”  Please revise to clarify your reference to “timely manner” to provide stockholders with a firm deadline by when they need to take action.

Response to Comment 26:

The Company has revised its disclosure on pages 5, 26, 33, 46 and 47 of the Amended Information Statement to provide a firm deadline.  The Company will insert the date once the mailing date for the Information Statement has been determined.

Potential Disadvantages of the Reverse/Forward Stock Split to Stockholders;
Accretion in Ownership and Control of Certain Stockholders, page 17

27.                               Please revise the last paragraph to provide additional disclosure regarding the effects of deregistration.  You indicate that there will be a significant decrease in the disclosure of company information, however, you do not mention the advantages of being a public company that will be lost as a result of deregistration, such as:

•                                          rights and protections that the federal securities laws give to stockholders of public companies;

•                                          substantive requirements that the federal securities laws, including the Sarbanes Oxley Act, impose on public companies; and

•                                          various substantive requirements that the federal securities laws impose on their directors and executive officers, including restrictions on short swing trading.

Response to Comment 27:

In accordance with the Staff’s comment, the Company has revised its disclosure at pages 12, 27 and 44 of the Amended Information Statement.

Fairness of the Reverse/Forward Stock Split to Stockholders, page 22

28.                               You indicate that the Board noted, with respect to the fairness of the Reverse/Forward Stock Split, that “voting control of over 98.1% of the shares held by stockholders who would remain stockholders after the Reverse/Forward Stock Split was held by members of the Board so that the interests of such holders were aligned with the interests of the members of the Board.”  Isn’t it inappropriate to characterize such interests as being “aligned” when they are, in fact, the interests of the Board?  Please elaborate upon this statement to explain how this factor contributed to the Board’s determination as to the substantive fairness of the transaction.

Response to Comment 28:

The Company was trying to explain that stockholders holding voting control of 98.1% of the current outstanding shares, will remain stockholders of the Company after the Reverse/Forward Stock Split.  Therefore, the Reverse/Forward Stock Split would only eliminate stockholders currently holding voting control of 1.9% of the current outstanding shares.  The Company has revised its disclosure at pages 33 to 34 of the Amended Information Statement to clarify this statement.

29.                               Please revise this discussion to disclose how the board determined the transaction to be substantively fair to the unaffiliated stockholders.  The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed.  To the extent that any such factors were not considered or deemed relevant in the context of this particular transaction, that fact may be important for stockholders in assessing the transaction and the company’s fairness determination.  See Exchange Act Release 17719 (April 13, 1981).  We note the Board’s adoption of Imperial Capital’s fairness determination, however, because their analysis does not appear to have addressed each of the Instruction 2 factors, adoption of this analysis is insufficient.

Response to Comment 29:

In accordance with the Staff’s comment, the Company has revised its disclosure at pages 22, 34 and 35 of the Amended Information Statement.

30.                               We note that the opinion rendered by Imperial Capital is included as a factor in support of the Board’s determination of fairness.  We further note, however, that one of the analyses conducted by Imperial Capital resulted in a value that exceeds the consideration being paid in this going private transaction.  Specifically, refer to the Market Approach — Multiple Analysis.  Please elaborate upon your discussion of how Imperial Capital’s fairness opinion supports the Board’s determination that the going private transaction is fair in light of the results of these analyses.

Response to Comment 30:

Imperial Capital engaged in both a Market Approach — Multiple Analysis, and a Discounted Cash Flow Analysis.  The Market Approach resulted in a range of per shares prices from $2.88 to $3.31.  The Discounted Cash Flow analysis resulted in a range of per share prices from $1.27 to $2.18.  Imperial Capital applied an equal weighting to both valuation methodologies to arrive at the valuation range of $2.08 to $2.74 per share, and the Special Committee agreed with the approach of Imperial Capital in this regard.  The Company has revised its disclosure at pages 34 and 44 of the Amended Information Statement.

31.                               You mention, as a substantive factor considered by the Board, that “stockholders ... have some control as to whether they will retain an interest...”  What about those stockholders who would like to continue their stock ownership?  To what extent did the Board consider that this may be difficult for stockholders to accomplish given the already limited trading market for your stock?

Response to Comment 31:

In accordance with the Staff’s comment, the Company has revised its disclosure at page 35 of the Amended Information Statement to clarify that stockholders who would like to continue their stock ownership could choose to bring their equity interest to above 1,000 shares to retain the ability to participate in any future profitability of the Company.  Since a principal purpose of the Reverse/Forward Stock Split was to eliminate the Company’s public company reporting obligations and thereby improve operational efficiency, the remaining stockholders could benefit from the long-term cost savings resulting from the Reverse/Forward Stock Split.  The Board did not place undue emphasis on this factor due to the limited trading market for the Company’s Common Stock.

Procedural Fairness to All Stockholders, page 24

32.                               Please revise your discussion to address why the transaction was not structured so that approval of at least a majority of unaffiliated stockholders is required, pursuant to Item 1014(c) of Regulation M-A.  You refer to “several” reasons, however, you only disclose two here (and you reiterate this discussion on page 30).  Please revise.  Also, you mention that stockholder approval is not required under state law but that does not appear to support the procedural fairness of the transaction considering you could have opted to provide for it regardless of the state law requirements.

Response to Comment 32:

As discussed in our response to Comment 15 above, most record stockholders were former creditors of the Company who received shares of the Company’s common stock when the Company emerged from bankruptcy in 2001 pursuant to the Company’s Plan of Reorganization.  The Company believes these stockholders have historically been inactive and have not consistently voted their shares at nor attended meetings of stockholders.   Of the approximately 998 unaffiliated stockholders, 950 of those stockholders hold less than 0.2% of the total outstanding shares held by non-affiliates of the Company, and 977 each hold less than 1% of the total outstanding shares held by non-affiliates and 992 each hold less than 5% of the total outstanding shares held by non-affiliates.  Consequently, the Special Committee believed that a requirement that a majority of the unaffiliated stockholders vote in favor of the transaction would largely be controlled by a small group of unaffiliated stockholders and therefore would not provide any meaningful additional procedural fairness to the transaction.  The Company has revised its disclosure at pages 22 to 23 of the Amended Information Statement.

33.                               Please explain how the added expense of retaining an unaffiliated representative was a sufficient reason to forego such action considering the procedural protection this function could provide.

Response to Comment 33:

The Company did not retain an unaffiliated representative because the Special Committee was formed to protect the interests of the unaffiliated stockholders.  In addition, one of the main purposes of engaging Imperial Capital LLC was to obtain a third party evaluation report to provide assistance to the Special Committee in structuring the transaction to be fair to the unaffiliated stockholders.  Therefore, the Company did not retain an unaffiliated representative because it believes that there exists sufficient procedural safeguards to protect the unaffiliated stockholders.  The added expense was not a material consideration in deciding not to retain an unaffiliated representative.  The Company has revised its disclosure at page 37 of the Amended Information Statement.

Opinion of Imperial Capital, page 25

34.                               We note your indication that Imperial Capital reviewed and considered the company’s financial forecasts and projections.  Any non-public information used by Imperial Capital in formulating its fairness opinion should be summarized in the filing.  Also, in an appropriate place in this disclosure, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether the board found Imperial Capital’s reliance upon those materials to be reasonable.

Response to Comment 34:

In accordance with the Staff’s comment, the Company has revised its disclosure at pages 23, 29 and 40 of the Amended Information Statement.

35.                               We suggest that you elaborate upon the discussion of both analyses conducted by Imperial Capital.  While you provide the range of values that both analyses resulted in, you do not provide any quantified disclosure indicating how Imperial Capital arrived at these amounts.  Further, there is no explanation as to how the two analyses resulted in the final range that Imperial Capital opined upon.  Please revise to provide this information.

Response to Comment 35:

In accordance with the Staff’s comment, the Company has revised its disclosure at pages 42 to 44 of the Amended Information Statement.

36.                               Please also briefly explain how Imperial Capital determined to utilize a 21-23% range of discount.

Response to Comment 36:

On page 42 of the Amended Information Statement, we disclose that Imperial Capital determined to use a discount rate of between 10% and 20% to account for the Company’s weak historical operating performance, uncertainty regarding the Company’s ability to execute on its financial projections, and uncertainty regarding the Company’s ability to secure additional capital needed to finance growth.  If the Staff’s comment refers to the 21-23% weighted average cost of capital, please refer to the Company’s revised disclosure on page 43 of the Amended Information Statement.

Termination of Exchange Act Registration, page 29

37.                               Please revise to elaborate upon the “additional disclosure required by [y]our directors’ and officers’ fiduciary duties to [you] and [y]our stockholders” so that stockholders have a sense of what future information may be made available by you.

Response to Comment 37:

In accordance with the Staff’s comment, the Company has revised its disclosure at pages 27 and 44 of the Amended Information Statement to provide that the Company intends to provide the stockholders with annual audited financial statements and annual proxy statements, together with a letter from the Company’s President summarizing the Company’s performance for the completed fiscal year.

Description of the Reverse/Forward Stock Split, page 30

Exchange of Certificates for Cash Payment or Shares, page 31

38.                               Please revise to disclose the approximate length of time between the effective date of the reverse stock split and the date on which stockholders should expect to receive their cash consideration.

Response to Comment 38:

Within approximately five business days after the effective date of the Reverse/Forward Stock Split, the Company expects that its exchange agent, U.S. Stock Transfer Corporation, will mail out letters of transmittal to the stockholders holding fewer than 1,000 shares, asking them to surrender their certificates.  Upon receipt of the certificates, the exchange agent will send the cash payment to these stockholders within approximately five business days of receipt.  Therefore, the timing of receipt of payment for these stockholders is dependent upon their proper surrender of the certificates.  The Company has revised its disclosure at page 5, 9 and 46 of the Amended Information Statement to clarify this time period.

Financial Statements, page 35

39.                               Please update this data to reflect the financial information for the period ended July 1, 2006.

Response to Comment 39:

The Company has updated this data in the Amended Information Statement (pages 51 to 58 and 64 to 66).

Incorporation of Certain Documents by Reference, page 49

40.                               We note that you have incorporated by reference the information required by Item 13 of Schedule 14A.  Please note that this information may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Item 13(b) to Schedule 14A.  Since you have no public float, according to your 2005 Form 10-K, it would appear that you are probably not eligible to incorporate by reference.  Please revise the Schedule 14C to include the information required by Item 13.  Or please advise us if you intend to rely upon Item 13(b)(2) to incorporate the required information by reference and, if so, please confirm that you will deliver the information incorporated by reference in the information statement to shareholders at the same time as you send them the information statement.

Response to Comment 40:

The Company advises you supplementally that it intends to rely upon Item 13(b)(2) and confirms that it will deliver the information incorporated by reference in the Information Statement at the same time it sends the Information Statement.  The Company has clarified its disclosure at page 72 of the Amended Information Statement.

The Company acknowledges that:

•                                          the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking an action with respect to the filing; and

•                                          the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is hopeful that the foregoing responds adequately to the Staff’s comments.  If you have any questions please do not hesitate to contact the undersigned at (213) 617-5242.

Sincerely, /s/ David I. Sunkin David I. Sunkin
for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

cc:                     John S. Foster

Chairman and Chief Executive Officer
Innovative Micro Technology, Inc.
75 Robin Hill Road
Goleta, CA  93117

Pete Altavilla
Chief Financial Officer
Innovative Micro Technology, Inc.
75 Robin Hill Road
Goleta, CA  93117

Julie M. Kaufer, Esq.
Akin Gump Strauss Hauer & Feld LLP
2029 Century Park East, 24th Floor
Los Angeles, CA 90067